UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020

Commission File Number: 001-38954

_____________________

LINX S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Avenida Doutora Ruth Cardoso, 7,221

05425-902 São Paulo, SP

Federative Republic of Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)): ☐

LINX S.A.

Publicly-Held Company

CNPJ: 06.948.969/0001-75

NIRE: 35.300.316.584

NOTICE TO SHAREHOLDERS

LINX S.A. (B3: LINX3; NYSE: LINX) (“Company”), in addition to the provisions of the Manual for Participation (“Manual”) at the Extraordinary General Meeting to be held on November 17, 2020, at 2:00 p.m. São Paulo time (“EGM”), in continuity to the Notices to Shareholders released on October 16, 2020 and November 13, 2020, and with the purpose of permitting the broadest virtual participation of the shareholders at the EGM, informs the following:

Extension of the deadline for registration for participation at the EGM

To the shareholders that opt to participate in the EGM through the electronic system, the Company informs that it extended the deadline for pre-registration, which is now Monday, November 16, 2020, at 8:00 p.m. Sao Paulo time.

The registration is mandatory for participation in the EGM, and it must be done through the same link previously disclosed, as follows: https://plataforma.alfm.adv.br/ALFM/acionista.wpconsentimento.aspx?CtxW0jdnQS4JAgUx1hIBxU4oe3NwOWxzX/pHXJpYt2rJuL6hNpAkhuK4YT1rspMn (“Registration Link”).

In order to register, the shareholders must provide the information requested in the Registration Link and upload to the electronic platform, through the same Registration Link, the necessary documentation for registration, as described in the Manual.

The Company reiterates that shareholders who fail to register through the Registration Link by 8 p.m. Sao Paulo time of the new November 16, 2020 date will not be able to remotely participate in the EGM through the electronic system provided by the Company.

Simultaneous translation to English

To the shareholders that prefer to follow the EGM in English, the Company will make available a simultaneous translation of the audio of the EGM to English.

In order to follow the EGM through the simultaneous audio translation, the shareholder duly registered must previously request it, by sending an e-mail message to ri@linx.com.br until November 17, 2020, at 10:00 a.m. Sao Paulo time. Upon request, the Company will make available a telephone audio connection. The telephone access will be individual and non-transferable.

We highlight that: (i) it will still be mandatory the simultaneous access of the Platform by the shareholder at the date of the EGM, in order to register its presence and so that its votes can be collected; (ii) any manifestation at the EGM can only be made through the Platform, the telephone system will not work to this end; and (iii) the Platform will be presented only in Portuguese.

The availability of the simultaneous translation through a telephone connection is a convenience offered to the shareholders that decide to use it and does not exclude the mandatory simultaneous access to the Platform on the date of the EGM.

For further information, the Company requests that shareholders consult the Manual and other documents related to the EGM on Linx’s Investors Relations webpage (ri.linx.com.br) on the CVM webpage (www.cvm.gov.br), on the webpage of B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br) and at the Company’s principal place of business.

Sao Paulo, November 15, 2020.

Nércio José Monteiro Fernandes

Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 16, 2020

Linx S.A.

By: /s/ Ramatis Rodrigues

Name: Ramatis Rodrigues

Title: Investor Relations Officer